UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ANNUAL FILING
                               (Amendment No. "1")

Taubman Centers  Inc.
(NAME  OF  ISSUER)
Common
(TITLE  CLASS  OF  SECURITIES)
876664103
(CUSIP  NUMBER)
12/31/99
(DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

               (X)  RULE  13D-1(B)
               ( )  RULE  13D-1(C)
               ( )  RULE  13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP  NO.  876664103        13G                                 PAGE  2  OF  10


1.  NAME  OF  REPORTING  PERSON/EIN
    State Street Bank and Trust Company, as trustee for General Motors Hourly-Rate Employes Pension Trust

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __

3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
    New  York,  New  York

5.  SOLE  VOTING  POWER
    0
6.  SHARED  VOTING  POWER
          3,656,554
7.  SOLE  DISPOSITIVE  POWER
    0
8.  SHARED  DISPOSITIVE  POWER
          3,656,554
9.  TOTAL  BENEFICIALLY  OWNED
          3,656,554

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
    6.86%

12. TYPE  OF  REPORTING  PERSON*
    EP

CUSIP  NO.  876664103        13G                         PAGE  3  OF  10


1.  NAME  OF  REPORTING  PERSON/EIN
    State Street Bank and Trust Company, as trustee for General Motors Salaried Employes Pension Trust

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __

3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
    New  York,  New  York

5.  SOLE  VOTING  POWER
    0
6.  SHARED  VOTING  POWER
          3,656,553
7.  SOLE  DISPOSITIVE  POWER
    0
8.  SHARED  DISPOSITIVE  POWER
          3,656,553
9.  TOTAL  BENEFICIALLY  OWNED
          3,656,553

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
    6.86%

12. TYPE  OF  REPORTING  PERSON*
    EP

CUSIP  NO.  876664103           13G                              PAGE  4  OF  10


1.  NAME  OF  REPORTING  PERSON/EIN
    General  Motors  Investment  Management  Corporation

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __

3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
    Delaware

5.  SOLE  VOTING  POWER
    0
6.  SHARED  VOTING  POWER
    7,471,007
7.  SOLE  DISPOSITIVE  POWER
    0
8.  SHARED  DISPOSITIVE  POWER
    7,471,007
9.  TOTAL  BENEFICIALLY  OWNED
    7,471,007

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

    14.02%

12. TYPE  OF  REPORTING  PERSON*
    IA,  CO

SCHEDULE  13G                                                    PAGE  5  OF  10
ITEM  1.

     (A)  NAME  OF  ISSUER
          Taubman  Centers  Inc.  ("TCO")


     (B)  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES
          200  East  Long  Lake  Road
          Suite  300  P.O.  Box  200
          Bloomfield  Hills,  MI  48303

ITEM  2.

     (A)  NAME  OF  PERSON  FILING
         (i) State Street Bank and Trust Company, as trustee for General Motors Hourly-Rate Employes Pension Trust ("Hourly Trust")
         (ii) State Street Bank and Trust Company, as trustee for General Motors Salaried Employes Pension Trust ("Salaried Trust")
         (iii)General  Motors  Investment  Management  Corporation
              ("GMIMCo")

     (B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
          RESIDENCE
          (i)  Hourly  Trust
               c/o  State  Street  Bank  and  Trust  Company
               225  Franklin  Street
               Boston,  MA  02110
          (ii) Salaried  Trust
               c/o  State  Street  Bank  and  Trust  Company
               225  Franklin  Street
               Boston,  MA  02110
          (iii)GMIMCo
               767  Fifth  Avenue
               New  York,  NY  10153

     (C)  CITIZENSHIP
          (i)  Hourly  Trust
               New  York
          (ii) Salaried  Trust
               New  York
          (iii)GMIMCo
               Delaware

     (D)  TITLE  CLASS  OF  SECURITIES
          Common
     (E)  CUSIP  NUMBER
          876664103

ITEM  3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13D-1(B),  OR
          13D-2(B),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

(SELECT  EITHER  E  OR  F)
     (E) [X] Investment Adviser registered under section 203 of the Investment Advisors Act of 1940 (in the case of GMIMCo)
     (F) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund (in the case of the Hourly Trust and Salaried Trust)

ITEM  4.  OWNERSHIP

The Hourly Trust and Salaried Trust (collectively, the "Trusts") are trusts formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trusts and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. GMIMCo has discretionary authority over the assets of the Plans which it manages including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans, the following information is being provided as of December 31, 1999 with respect to such securities of the Issuer under management for the benefit of the Plans (1)

     (A)  AMOUNT  BENEFICIALLY  OWNED

          (i)  Hourly  Trust           -     3,656,554
          (ii) Salaried  Trust         -     3,656,553
          (iii)GMIMCo                  -     7,471,007

     (B)  PERCENT  OF  CLASS

          (i)  Hourly  Trust               -     6.86%
          (ii) Salaried  Trust             -     6.86%
          (iii)GMIMCo                     -     14.02%

     (C)  NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:

          (i)  SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE
               0
          (ii) SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE
               7,471,007
          (iii)SOLE  POWER  TO  DISPOSE  OR TO DIRECT THE DISPOSITION OF
               0
          (IV) SHARED  POWER  TO  DISPOSE  OR  TO  DIRECT  THE  DISPOSITION  OF
               7,471,007

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM  5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS
          NOT  APPLICABLE
-  -  -  -  -  -  -  -  -  -  -  -  -  -  -  -  -
(footnotes)
(1)Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
          PERSON.

          NOT  APPLICAPLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT  APPLICABLE

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          NOT  APPLICABLE

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          NOT  APPLICABLE

ITEM  10. CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

[SIGNATURE]

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  ___,  2000

                    STATE  STREET  BANK  AND  TRUST  COMPANY,
                    As  trustee  for  GENERAL  MOTORS  HOURLY-RATE  EMPLOYES
                    PENSION  TRUST (as directed by     General Motors Investment
                    Management  Corporation)


                    By:  ______________________________________
                         Name: Michael Connors
                         Title: Assistant Vice President



                    STATE  STREET  BANK  AND  TRUST  COMPANY,
                    As  trustee  for  GENERAL  MOTORS  SALARIED  EMPLOYES
                    PENSION  TRUST (as directed by     General Motors Investment
                    Management  Corporation)


                    By:  ______________________________________
                         Name: Michael Connors
                         Title: Assistant Vice President

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  ___,  2000

                    GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                    CORPORATION


                    By:  ______________________________________
                         Name: Charles Froland
                         Title: Managing Director

JOINT  FILING  AGREEMENT

This  will  confirm  the  agreement  by  and  among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, of Taubman Centers Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February  ___,  2000


                    STATE  STREET  BANK  AND  TRUST  COMPANY,
                    As trustee for GENERAL MOTORS HOURLY-RATE EMPLOYES PENSION TRUST (as directed by General Motors Investment Management Corporation)

                    By:____________________________________
                         Name: Michael Connors
                         Title: Assistant Vice President



                    STATE  STREET  BANK  AND  TRUST  COMPANY,
                    As trustee for GENERAL MOTORS SALARIED EMPLOYES PENSION TRUST (as directed by General Motors Investment Management Corporation)

                    By:____________________________________
                         Name: Michael Connors
                         Title: Assistant Vice President





                    GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                    CORPORATION


                    By:____________________________________
                         Name: Charles Froland
                         Title: Managing Director